EXHIBIT 99.1

Financial Statements
With Report of Independent Registered Public Accounting Firm

TCF FINANCIAL CORPORATION (Formerly Chemical Financial Corporation)
DIRECTORS' DEFERRED STOCK PLAN

December 31, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
TCF Financial Corporation, and the
Plan Administrator of the
TCF Financial Corporation (formerly Chemical Financial Corporation)
Directors' Deferred Stock Plan

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of the TCF Financial Corporation (formerly Chemical Financial Corporation) Directors’ Deferred Stock Plan as of December 31, 2019 (in liquidation) and the related statement of income and changes in plan equity for the year ended December 31, 2019 (in liquidation), and the statement of financial condition as of December 31, 2018 (ongoing) and the related statements of income and changes in plan equity for each of the two years in the period ended December 31, 2018 (ongoing), and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Plan, as of December 31, 2019 and 2018, and the results of its operations for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America applied on the bases described below.

As described in Note 2 to the financial statements, the governing body of the TCF Financial Corporation (formerly Chemical Financial Corporation) Directors’ Deferred Stock Plan approved a plan of liquidation on October 23, 2019, and management determined liquidation is imminent. As a result, the Plan has changed its basis of accounting from the going concern basis used in presenting the 2018 and 2017 financial statements to the liquidation basis used in presenting the 2019 financial statements.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Plan’s auditor since 2008.

/s/ Andrews Hooper Pavlik PLC

Andrews Hooper Pavlik PLC

Saginaw, Michigan
March 2, 2020

TCF FINANCIAL CORPORATION (Formerly Chemical Financial Corporation)
DIRECTORS' DEFERRED STOCK PLAN

Statements of Financial Condition

	At December 31, 2019	At December 31, 2018
	(In Liquidation)	(Ongoing)
ASSETS
Common stock receivable of TCF Financial Corporation, at fair value (926 shares at a cost of $42,396 at December 31, 2019 and 50,178 shares at a cost of $2,666,108 at December 31, 2018)	$43,360	$1,837,007
Total assets	$43,360	$1,837,007
PLAN EQUITY
Plan equity (4 participants at December 31, 2019 and 13 participants at December 31, 2018)	$43,360	$1,837,007

See accompanying notes.

TCF FINANCIAL CORPORATION (Formerly Chemical Financial Corporation)
DIRECTORS' DEFERRED STOCK PLAN

Statements of Income and Changes in Plan Equity

	Year Ended December 31,
	2019	2018	2017
	(In Liquidation)	(Ongoing)	(Ongoing)
ADDITIONS
Participant contributions	$1,633,026	$1,460,630	$1,303,750
Dividend equivalents	47,962	57,084	21,793
Total additions	1,680,988	1,517,714	1,325,543

Plan distributions	(3,361,140)	(334,512)	—

Net realized and unrealized appreciation (depreciation) in fair value of common stock receivable	(113,495)	(880,753)	97,266
Net (decrease) increase	(1,793,647)	302,449	1,422,809
Plan equity at beginning of period	1,837,007	1,534,558	111,749
Plan equity at end of period	$43,360	$1,837,007	$1,534,558

See accompanying notes.

TCF FINANCIAL CORPORATION (Formerly Chemical Financial Corporation)
DIRECTORS' DEFERRED STOCK PLAN

Notes to Financial Statements

Note 1 - Description of the Plan

On August 1, 2019 (the "Merger Date"), TCF Financial Corporation, a Delaware corporation ("Legacy TCF"), merged with and into Chemical Financial Corporation, a Michigan corporation ("Chemical"), with Chemical continuing as the surviving legal corporation (the "Merger"). Upon completion of the Merger, Chemical was renamed TCF Financial Corporation (the "Corporation").

The TCF Financial Corporation (formerly Chemical Financial Corporation) Directors' Deferred Stock Plan (the "Plan") became effective on April 21, 2008. The Plan, which was approved by the shareholders of the Corporation, is an unfunded supplemental nonqualified deferred compensation plan designed to provide benefits to each Legacy Chemical non-employee director ("Director") of the Corporation and the Corporation's subsidiary bank, Legacy Chemical Bank. The Plan provides for a maximum of 400,000 shares of the Corporation's $1.00 par value common stock ("Common Stock"), subject to adjustments for certain changes in the capital structure of the Corporation as defined in the Plan (including stock dividends and stock splits), to be available under the Plan.

As a result of the Merger on August 1, 2019, a change in control of the Corporation, as defined by the Plan documents, occurred under the Plan, which caused all deferred compensation earned under the Plan up to that date to become payable as elected by the Participant.

On October 23, 2019, the Corporation's board of directors approved the termination, effective December 31, 2019, of the Directors' Deferred Stock Plan with all Director's retaining the rights to the benefits of contributions made by him/her prior to the termination.

Under the Plan, Directors are required to defer fifty percent, or such greater percentage as determined by the board of directors of the Corporation, of their annual retainer in the form of investment in stock units representing Common Stock. The remaining part of the annual retainer may, at each Director's option, be deferred and invested in stock units representing Common Stock. In addition, all meeting and other director fees may, at each Director's option, be deferred and invested in stock units representing Common Stock. Directors opting to defer the remaining portion of their annual retainer and/or other fees earned as a Director must elect to do so at the beginning of each calendar year. The election is not revocable once the year of election begins and can only be revoked or modified for future years if done so before the start of any future calendar year.

The portion of the annual retainer deferred under the Plan is credited on the books of the Corporation to an account established for that Director and converted to a number of stock units equal to the cash amount of the deferred portion of the annual retainer divided by the fair market value of one share of Common Stock on the date the annual retainer is paid. Other fees deferred under the Plan are credited to that Director's account and converted to a number of stock units equal to the cash amount of the deferred portion of other fees earned divided by the fair market value of one share of Common Stock on the next date the Corporation pays its quarterly cash dividend. The Plan also provides for dividend equivalents to be credited to each Director's account on each date the Corporation pays its quarterly cash dividend. Dividend equivalents are calculated by multiplying the Corporation's dividend rate by the number of stock units credited in each Director's account as of the date the Corporation pays its quarterly cash dividend. The Plan also provides for an appropriate credit to each Director's account for stock dividends, stock splits or other distributions of Common Stock by the Corporation.

Directors are eligible for participation in the Plan on the first day of an individual's term as a Director. Elective deferrals must be made within the first 30 days of eligibility in order for an individual to participate in the first calendar year of eligibility. Otherwise, the deferral election will be effective at the beginning of the next calendar year. All annual retainer and director fees contributed to the Plan and dividend equivalents credited to each Director's account are vested immediately. Directors will cease to be eligible to participate in the Plan upon their termination of service on the board of directors of the Corporation. Upon termination of service, death, a change in control of the Corporation or termination of the Plan, a Director will receive a number of shares of Common Stock and cash in lieu of fractional shares equal to the number of stock units in their account. Distributions from the Plan will be made in the form of either a single lump sum or in five annual installments.

TCF FINANCIAL CORPORATION (Formerly Chemical Financial Corporation)
DIRECTORS' DEFERRED STOCK PLAN

Notes to Financial Statements (continued)

Note 1 - Description of the Plan (continued)

A total of 91,670 shares and 5,672 shares were distributed from the Plan during the year ended December 31, 2019 and 2018, respectively. The Plan considers the common stock receivable at year-end to be issued.

The Plan is not qualified under Sections 401(a) or 501(a) of the Internal Revenue Code of 1986 (IRC), as amended. The Plan does not provide for income taxes because any income is taxable to the participants. Directors participating in the Plan must treat, as ordinary taxable income, the fair market value of shares of Common Stock received at the time of distribution from the Plan or upon failure of the Plan to meet the requirements of IRC Section 409A.

Note 2 - Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the liquidation basis of accounting for the year ended December 31, 2019 and on the accrual basis of accounting for the year ended December 31, 2018 in conformity with U.S. generally accepted accounting principles (U.S. GAAP). On October 23, 2019 the Corporation's board of directors approved the termination of the Plan to be effective December 31, 2019. As a result, the Plan's financial statements as of December 31, 2019 have been prepared on the liquidation basis, in accordance with U.S. GAAP. This basis of accounting is considered appropriate when, among other things, liquidation of an entity is probable and the net realizable value of assets are reasonably determinable. Under the liquidation basis of accounting, assets are stated at their estimated net realized cash value. The estimated net realizable cash value for investments as of December 31, 2019 would be equivalent to fair value. There were no changes to the 2019 financial statements as a result of the change under the liquidation basis of accounting.

Valuation of Common Stock Receivable

The Plan's common stock receivable is recorded at the fair value per share of Common Stock multiplied by the number of shares receivable at the valuation date. Fair value is based on the closing price of Common Stock at year end ($46.80 per share at December 31, 2019 and $36.61 per share at December 31, 2018).

In accordance with GAAP, the valuation of common stock receivable is measured at fair value on a recurring basis using Level 1 inputs based on quoted prices from The NASDAQ Stock Market®.

Contributions

Participant contributions represent annual retainer and/or fees earned and deferred by Directors during the year and are accounted for at fair value.

Distributions

Termination of Service

Participants may elect distributions upon termination, which may be made in a lump sum in the first June following the participant’s termination of service or in five equal annual installments, with the first installment paid in the first June following the termination and the remaining installments paid in the four subsequent Junes. Distributions are made in common stock and cash in the amount of any fractional shares multiplied by the market value of a share, plus any dividend equivalents credited to the participant's account.

Termination of Plan

Participants with remaining benefits at the plan's termination date were paid out as of January 21, 2020. Refer to Note 3 for more information.

TCF FINANCIAL CORPORATION (Formerly Chemical Financial Corporation)
DIRECTORS' DEFERRED STOCK PLAN

Notes to Financial Statements (continued)

Note 2 - Summary of Accounting Policies (continued)

Income

Dividend equivalents are accrued on the date the Corporation pays its quarterly cash dividend.

Operating Expenses

All expenses of the Plan and its administration are paid by the Corporation.

Related Party Transactions

Substantially all transactions and balances of the Plan are considered related party transactions.

Note 3 - Termination

As described in Note 1, the Plan was terminated on December 31, 2019. Stock options previously granted were not affected by the termination. As of January 21, 2020, the remaining participants have been paid out and the Plan was fully terminated and had no remaining assets.

All other events occurring subsequent to the date of the most recent statement of net assets available for benefits have been evaluated for potential recognition or disclosure in the financial statements through March 2, 2020, the date the financial statements were available to be issued.